Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-185595

SAUL CENTERS, INC.

1,600,000 Depositary Shares

Each Representing 1/100th of a share of 6.875% Series C Cumulative Redeemable

Preferred Stock (Par Value $0.01 Per Share)

(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

Final Term Sheet

November 6, 2014

Issuer:	Saul Centers, Inc.

Security:	Depositary shares, each representing a 1/100th fractional interest in a share of 6.875% Series C Cumulative Redeemable Preferred Stock

Shares Offered:	1,600,000 shares

Type of Security:	SEC Registered—Registration Statement No. 333-185595; preliminary prospectus supplement, subject to completion, dated November 6, 2014 (“Preliminary Prospectus”)

Trade Date:	November 6, 2014

Settlement and Delivery Date:	November 12, 2014 (T +4)

Public Offering Price:	$25.17 per depositary share; $40,272,000 total

Underwriting Discount:	$0.5034 per depositary share; $805,440

Net Proceeds to the Issuer, before Expenses:	$24.6666 per depositary share; $39,466,560 total

Dividend Rate:	$1.71875 per depositary share each year, which is equivalent to 6.875% of the $25.00 liquidation preference per depositary share.

Dividend Payment Date:	Payable quarterly in arrears, on January 15, April 15, July 15 and October 15; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day.

Dividend Record Date:	Dividends are payable to holders of record of depositary shares as they appear in the depositary’s records at the close of business on the applicable record date, which will be the date that the Issuer’s board of directors designates for the payment of a dividend that is not more than 30 nor less than 10 days prior to the dividend payment date.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to February 12, 2018, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes, as described below under “Special Optional Redemption” or as otherwise described in the Preliminary Prospectus. On and after February 12, 2018, the Issuer may, at its option, redeem the Series C preferred stock underlying the depositary shares, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Special Optional Redemption:

Upon the occurrence of a Change of Control or Delisting Event (each as defined in the Preliminary Prospectus), the Issuer may, at its option, redeem the Series C preferred stock underlying the depositary shares, in whole or in part and within 120 days (or 90 days, in case of a Delisting Event) after the first date on which such Change of Control or Delisting

Event occurred, by paying $2,500.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the applicable conversion date (as defined in the Preliminary Prospectus), the Issuer has provided or provides notice of exercise of any of its redemption rights relating to the

Series C preferred stock underlying the depositary shares (whether its optional redemption right or its special optional redemption right), the holders of depositary shares representing interests in the Series C preferred stock will not have the conversion right described below.

Conversion Rights:

Share Cap: 1.1385

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration (as defined in the Preliminary Prospectus), as applicable) issuable in connection with the exercise of the conversion right and in respect of the Series C preferred stock underlying the depositary shares will not exceed 8,197,200 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	BFSPrC

CUSIP:	804395 606

ISIN:	US8043956064

Book-Running Manager:	Raymond James & Associates, Inc.

The issuer has filed a registration statement (including a base prospectus dated January 3, 2013) and a preliminary prospectus supplement, dated November 6, 2014 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Raymond James & Associates, Inc. by calling toll-free 1-800-248-8863.